FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 29, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X___

Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____

No __X__

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to report results from above-limit rock chip samples, which were collected from outcrops on its Niger uranium properties.  The samples were submitted for re-analysis after they exceeded the detection limits of uranium tests routinely used to analyze samples from Niger.  Further analysis of these above-limit samples reveals uranium values of up to 1.0% U3O8.

“We are extremely excited by these high-grade uranium levels, which are widely distributed and likely part of a larger mineralized system.  Not only are they the highest values discovered on our Niger properties to date, they further validate our belief that In Gall and Irhazer host the structures commonly associated with uranium deposits in Niger,” said Marek J. Kreczmer, President and CEO of Northwestern.  “It is also important to note that producing mines and deposits in Niger typically grade from 0.1% to 0.42%.  We are scheduling an aggressive expansion of our exploration efforts and look forward to revealing the full potential of our concessions in Niger.”

Results

Northwestern has confirmed that its 100%-owned uranium properties in Niger host high-grade uranium mineralization of up to 1.0% U3O8.  Details of the five samples submitted for re-analysis, which returned results ranging from 0.22% to 1.0% U3O8, are provided in the table below:

Sample ID	Target	Scintillometer Intensity (cps)	U3 O8 XRF %
ING_A10-001	Target 10	8000	0.30
ING_A10-002	Target 10, 50 meters west of ING_A10-001	37000	0.47
ING_A10-003	Target 10, 15 meters west of ING_A10-002	17000	0.29
TNX_002	Target 9	26000	0.22
TNX_004	Target 9, 500 meters south of TNX_002	350	1.00

The samples were collected from outcrops during a first-pass reconnaissance exploration of airborne anomalies covering a large area on Northwestern’s In Gall and Irhazer uranium concessions in Niger.

In Gall and Irhazer cover 988,000 acres (4,000 square kilometers) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production.  Niger currently ranks as one of the world’s top producers of uranium.

Quality Assurance

Fieldwork in Niger is being conducted under the supervision of Abdelkarim Aksar, P.Geo., Northwestern’s Niger Project Manager.  Laboratory analysis was conducted by SGS Lakefield Research Africa by Aqua Regia Digest followed by ICP-OES.  Analysis of all samples is carried out using Standard Reference Materials and a minimum of 10% of samples are analyzed in duplicate.

Re-analysis was conducted by SGS using borat fusion followed by x-ray fluorescence.  Northwestern and SGS both maintain comprehensive and independent Quality Control/Quality Assurance programs.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.

By: /s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: May 29, 2007